05039337

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Van Eck Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Smith (212) 293-2050
(Area Code — Telephone No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C. 185 SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3-23-2005

3/23

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Bruce J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Eck Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON Y. EMANUEL
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01EM5077310
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MAY 5, 2007

Signature

Sr VP - CFO

Title

Alison Y. Emanuel

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of
Van Eck Associates Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

(with supplementary information)

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Van Eck Securities Corporation

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation, a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement.

Eisner LLP

New York, New York
February 11, 2005

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash	$ 47,605
Commissions receivable	84,595
Investments in marketable securities	1,656,573
Investment in not readily marketable security, at fair value	3,300
Prepaid expenses	90,344
Deferred taxes	37,000
Furniture and equipment, less accumulated depreciation of $728,260	20,953
	$ 1,940,370
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to Parent Company	$ 1,169,764
Accounts payable and accrued expenses	204,985
Total liabilities	1,374,749
Contingencies (Note F)	
Stockholder's equity:	
Common stock, par value $1 per share; authorized and issued 10,000 shares	10,000
Additional paid-in capital	18,758,623
Accumulated deficit	(18,203,002)
Total stockholder's equity	565,621
	$ 1,940,370

See notes to statement of financial condition

VAN ECK SECURITIES CORPORATION
(a wholly owned subsidiary of Van Eck Associates Corporation)

Notes to Statement of Financial Condition
December 31, 2004

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Nature of business:

Van Eck Securities Corporation (the "Company") is a wholly owned subsidiary of Van Eck Associates Corporation (the "Parent" or "Parent Company") and a registered broker-dealer. Its business is limited to acting as general distributor of the Van Eck Family of Funds (the "Funds"), registered open-end investment companies.

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(1) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

[2] Summary of significant accounting policies:

(a) Valuation of investments:

Marketable securities, which consist principally of mutual fund investments in the Van Eck Family of Funds, are valued at exchange quoted market prices. An investment of $3,300 in a private offering is valued at cost, determined by management to represent fair value.

(b) Furniture and equipment:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5-10 years).

(c) Income taxes:

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its Parent and other related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Income tax benefits for the current year are included as part of the net intercompany balance in due to Parent Company in the accompanying statement of financial condition.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2004, a deferred tax asset of $37,000 is attributable to net unrealized losses on investments, accrued expenses and depreciation expense, which will be tax deductible in future years.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(d) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(e) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE B - AFFILIATED PARTIES

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Family of Funds.

Payroll and certain other operating expenses are allocated between the Company and its Parent.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $186,581 and $91,650, respectively. The Company's net capital ratio was 7.37 to 1.

The Company is dependent upon its Parent Company to continue providing necessary capital to maintain compliance with the Net Capital Rule. The Parent Company has indicated that it intends to continue such support.

NOTE D - OFF-BALANCE-SHEET RISK AND CREDIT RISK

As discussed in Note A, the Company acts as general distributor of the Van Eck Family of Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE E - CONTINGENCIES/REGULATORY MATTERS

In connection with their investigations of practices identified as "market timing" and "late trading" of mutual fund shares, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC") have requested and received information from the Parent Company regarding trading activities in the Van Eck Family of Funds, registered investment companies for which the Parent serves as investment advisor. The investigations are ongoing, and the Parent Company is continuing to cooperate with such investigations. If it is determined that the Parent Company or its subsidiaries engaged in improper or wrongful activity that caused a loss to a Fund, the board of trustees of the Funds will determine the amount of restitution that should be made to a Fund or its shareholders. At the present time, the amount of such restitution, if any, cannot be determined.

In July 2004, the Parent received a "Wells Notice" from the SEC in connection with the SEC's investigation of market-timing activities. This Wells Notice informed the Parent that the SEC staff is considering recommending that the SEC bring a civil or administrative action alleging violations of U.S. securities laws against the Parent Company and two of its senior officers.

There cannot be any assurance that if the SEC or NYAG were to assess sanctions against the Parent, such sanctions would not materially and adversely affect the Parent and the Company.

SUPPLEMENTARY INFORMATION

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Van Eck Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Van Eck Securities Corporation (the "Company"), a wholly owned subsidiary of Van Eck Associates Corporation, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These matters were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Van Eck Securities Corporation for the year ended December 31, 2004 and this report does not affect our report thereon dated February 11, 2005.

During 2004, the Company did not record a reasonable estimate of allocated and accrued expenses, which along with other audit adjustments resulted in a net decrease in the Company's net loss and increase in stockholder's equity of approximately 5% and 8%, respectively, and a net increase of approximately 15% to the Company's reported net capital included in its unaudited FOCUS filing for the period ended December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that with the exception of the matter discussed in the sixth paragraph above, the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Van Eck Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 11, 2005